                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 6)*

                          Southwest Bancshares, Inc.
                     ---------------------------------------
                               (Name of Issuer)

                    Common Stock, per value $0.01 per share
                 -----------------------------------------------
                        (Title of Class of Securities)

                                   84476910
                           -----------------------
                                (CUSIP Number)

         Ronald D. Phares, Vice President, Southwest Bancshares, Inc.
          4062 Southwest Highway, Hometown, IL  60456; (708) 636-2700
          -----------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notice and
                                Communications)

                                 April 3, 1998
                                 -------------
              (Date of Event which Requires Filing of Statement)

       If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

       NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See (S) 240.13d-7(b) for other parties to whom copies are to be sent.

       *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

       SEC 1746

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CUSIP NO. 84476910                  13D            Page 2 of 7 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)
     Richard E. Webber
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (See Instructions)
                                                   (a) [_]
                                                   (b) [_]
--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS (See Instructions)
     BF and PF
--------------------------------------------------------------------------------
5)   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)  [_]

--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION

     Illinois

--------------------------------------------------------------------------------
                     7)   SOLE VOTING POWER
     NUMBER OF

      SHARES            238,731
                        --------------------------------------------------------
                     8)   SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY           39,847
                        --------------------------------------------------------
                     9)   SOLE DISPOSITIVE POWER
       EACH

    REPORTING           238,371
                        --------------------------------------------------------
                     10)  SHARED DISPOSITIVE POWER
      PERSON

       WITH             39,847
                        --------------------------------------------------------

________________________________________________________________________________
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       278,578
--------------------------------------------------------------------------------
12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
________________________________________________________________________________
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW  (11)
       9.99%
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON (See Instructions)

       IN
--------------------------------------------------------------------------------

ITEM 1:   SECURITY AND  ISSUER:

               (a): Title of Class of Securities

                    Common Stock

               (b): Name and Address of the Principal Executive Office of the
                    Issuer

                    Southwest Bancshares, Inc.
                    4062 Southwest Highway
                    Hometown, IL 60456

ITEM 2:   IDENTITY AND BACKGROUND:

               (a): Name
                    Richard E. Webber

               (b): Address

                    4062 Southwest Highway
                    Hometown, IL 60456

               (c): Principal Occupation

                    President & Chief Financial Officer
                    Southwest Bancshares, Inc.
                    4062 Southwest Highway
                    Hometown, IL 60456

                    President and Chief Executive Officer
                    Southwest Federal Savings and Loan Association 3525 W. 63rd Street
                    Chicago, IL 60629

               (d): Criminal Proceedings

                    None

               (e): Civil Proceedings

                    None

               (f): Citizenship

                    Illinois

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ITEM 3:   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

          On June 27, 1997, Mr. Webber filed Amendment Number 5 of Schedule 13D. At that time, Mr. Webber owned, in aggregate, 328,852 shares of the common stock of Southwest Bancshares, Inc. At June 27, 1997, there were 2,652,332 shares of common stock outstanding.

At April 3, 1998, there were 2,787,585 shares of common stock outstanding. Since the filing of amendment number five to Schedule 13D, Mr. Webber has acquired or disposed of the following shares of Southwest Bancshares.

                                                     NATURE OF INDIRECT
                  # OF                 OWNERSHIP         BENEFICIAL
DATE             SHARES       PRICE       FORM            OWNERSHIP
------          --------      -----     ---------       -------------
08/01/97       (4,000)        ----       Direct       Gift
08/01/97        1,000         ----      Indirect      Children
09/15/97       (2,875)        ----      Indirect      Children
                                                      (1)
09/15/97         (275)        ----      Indirect      Children
                                                      ESOP Trust
                                                      (1)
11/20/97       12,700          6.67      Direct       Exercised
                                                      Options
12/09/97        2,300          6.67      Direct       Exercised
                                                      Options
12/18/97       (5,565)        ----       Direct       Gift
02/24/98        3,685         ----      Indirect      ESOP Trust
03/12/98       (4,000)        ----       Direct       Gift
03/17/98      (30,244)        31.75      Direct       Sold
                                                      Shares
03/20/98       15,000          6.67      Direct       Exercised
                                                      Options
03/23/98       18,700          6.67      Direct       Exercised
                                                      Options
03/24/98        8,000          6.67      Direct       Exercised
                                                      Options
03/26/98        8,000          6.67      Direct       Exercised
                                                      Options
03/26/98       (8,000)        32.00      Direct       Sold
                                                      Shares
03/26/98        4,000          6.67      Direct       Exercised
                                                      Options

(1) Effective September 15, 1997, Mr. Webber's son established his own household. Inasmuch as he is no longer under his control, Mr. Webber no longer claims beneficial ownership of these shares.

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ITEM 4:   PURPOSE OF TRANSACTION:

               (a): The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

                    None.

               (b): An extraordinary corporate transaction, such as a merger, reorganization of liquidation, involving the issuer or any of its subsidiaries;

                    None.

               (c): A sale or transfer of a material amount of asset of the issuer or any of its subsidiaries;

                    None.

               (d): Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                    None.

               (e): Any material change in the present capitalization or
                    dividend policy of the issuer;

                    None.

               (f): Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

                    None.

               (g): Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

                    None.

               (h): Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

                    None.

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               (i): A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

                    None.

               (j): Any action similar to any of those enumerated above.

                    None.

ITEM 5:   INTEREST IN SECURITIES OF THE ISSUER:

               (a): 278,578

               (b):  238,731  Sole Voting Power

                     39,847   Shared Voting Power
                          0   Shared Voting and Dispositive Power

               (c): Mr. Webber's ownership in Southwest Bancshares, Inc. (the
                    Company) has decreased by more than one percent since the date of filing Amendment Number 5 to his Schedule 13D. Mr. Webber became a 9.99% owner of the Company as a result of various transactions listed on page four, Item 3, for the period June 27, 1997 to April 3, 1998.

               (d): None.

               (e): N/A


ITEM 6: CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

                    None.

ITEM 7:   MATERIAL TO BE FILED AS EXHIBITS:

                    None.

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                                   Signature
                                   ---------

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.



/s/ Richard E. Webber                                  April 3 , 1998
--------------------------                             --------------
Signature                                              Date

Richard E. Webber
--------------------------
Name/Title